Exhibit 99.(h)(8)(B)(iii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2014

Voya Investors Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:

Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Expense Limitation Agreement, dated May 7, 2013, as amended, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to Voya Large Cap Value Portfolio (the “Portfolio”), agrees that DSL shall, from May 1, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, shall be as follows:

Name of Portfolio	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	Adviser	Institutional	Service	Service 2
Voya Large Cap Value Portfolio	1.25%	0.65%	0.90%	1.05%

DSL acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

Sincerely,

By:

/s/ Todd Modic______
Todd Modic

Vice President
Directed Services LLC